SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macy's, Inc. 401(k) Retirement Investment Plan

(formerly known as the Macy's, Inc. Profit Sharing 401(k) Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. 401(k) Retirement Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                            Macy's, Inc. 401(k) Retirement Investment Plan

Dated June 29, 2011	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

MACY'S, INC.

  401(k) RETIREMENT INVESTMENT PLAN

Financial Statements

December 31, 2010 and 2009

(With Report of Independent Auditors' Report Thereon)

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Index

Independent Auditors' Report	1

Statements of Net Assets Available for Benefits - December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2010	17

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy's, Inc.:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Macy's, Inc. 401(k) Retirement Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio
June 29, 2011

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(in thousands)

	2010	2009

Net participation in Master Trust:

Investments, at fair value (Note 3).................................	$2,712,471	$2,427,532

Receivables:
Participant loans........................................................	59,376	54,787
Employer contributions..............................................	5,394	7,120
Participant contributions............................................	3,626	3,845
Dividend...................................................................	865	947
Interest.....................................................................	2,362	2,618
Due from brokers for securities sold..........................	415	382
Total receivables...................................................	72,038	69,699

Total assets........................................................	2,784,509	2,497,231

Liabilities:
Due to brokers for securities purchased.....................	63	4
Trustee and management fees payable......................	1,475	1,622

Total liabilities.......................................................	1,538	1,626

Net assets available for benefits at fair value................	2,782,971	2,495,605

Adjustment from fair value to contract value for fully benefit-responsive investment contracts ......	(36,398)	(15,293)

Net assets available for benefits ..................................	$2,746,573	$2,480,312

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and December 31, 2009

 (in thousands)

	2010	2009

Additions:
Net investment income from Master Trust investments (Note 3):
Net appreciation in fair value of investments...................	$ 338,904	$ 377,072
   Interest.........................................................................
	31,069	34,403
   Dividends.....................................................................
	3,588	3,907
Total investment income.............................................	373,561	415,382
Less investment expenses...........................................	(4,230)	(3,797)
Net investment income...............................................	369,331	411,585

Interest on participant loans..............................................	2,649	2,987

Contributions:
Employer......................................................................	5,394	7,120
Participant....................................................................	169,734	170,449
Total contributions......................................................	175,128	177,569

Total additions................................................................	547,108	592,141

Deductions:
Benefits paid to participants.............................................	(275,765)	(263,921)
Administrative expenses..................................................	(5,082)	(5,610)

Total deductions..............................................................	(280,847)	(269,531)

Net increase ...........................................................	266,261	322,610

Net assets available for benefits:
Beginning of year..........................................................	2,480,312	2,157,702
End of year..................................................................	$2,746,573	$2,480,312

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

1.   Description of the Plan

In March 2011, Macy's, Inc. approved changing the name of the Plan from Macy's, Inc. Profit Sharing 401(k) Investment Plan to Macy's, Inc. 401(k) Retirement Investment Plan. The name change became effective on April 1, 2011.

The following brief description of the Macy's, Inc. 401(k) Retirement Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored and administered by Macy’s, Inc. (“Macy's” or the “Company”).  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's Employee Stock Ownership Plan (“ESOP”) within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions

Participants may elect to contribute an amount equal to 1% to 25% (subject to certain limitations) of the participant's eligible compensation.  A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Effective September 1, 2008, the Plan was amended to accept Roth compensation deferrals. Pre-tax contributions and Roth contributions up to 5% of eligible compensation are considered “basic savings” which are eligible for matching Company contributions. The Plan offers various investment fund options and participants direct the investment of their contributions into the various investment options offered by the Plan. A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy's Stock Fund.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the Plan year and who did not make a withdrawal of basic savings during the year. For the Plan years ended December 31, 2010 and December 31, 2009, the Company's matching contributions were equal to 10% of a participant's basic savings, when combined with forfeitures.

For the Plan year ended December 31, 2010, the Company's required contribution to match 10% of participant basic savings was $5,394,000. For the Plan year ended December 31, 2009, the Company's required contribution to match 10% of participant basic savings was $7,120,000. These contributions were contributed in cash directly to the Plan following the participants' investment fund choices.

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2010 Plan year, forfeited nonvested accounts totaled $1,023,000. During the 2009 Plan year, forfeited nonvested accounts totaled $1,548,000.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances.  As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 2 years of service with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

Participants in the May Department Stores Company Profit Sharing Plan (the “May Plan”)  prior to September 1, 2008 with an account that was transferred to the Plan, will be fully vested if the participant terminates employment with the Company on or after the age of 55 with at least five years of vesting service.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

Participant Loans and Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is the published prime rate plus 1.0%.

Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time.  Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.   Summary of Significant Accounting Policies

a)      Master Trust

The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”).  As of December 31, 2010 and 2009, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

The Macy's, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.

b)   Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Insurance contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

c)   Investments

Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market. Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses on the sale of securities are reported on the average cost method.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gain or losses and the unrealized appreciation (depreciation) on those investments.

The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The money market funds include highly liquid fixed-income securities with maturities of three months or less.

Dividend income is recorded on the ex-dividend date.  Interest income from other investments is recorded as earned on an accrual basis.

d)   Insurance Contracts

The Master Trust holds certain insurance contracts which include synthetic guaranteed investment contracts (“synthetic GIC's”). The synthetic GIC's are presented at fair value on the table of investments held in the Master Trust (see Note 3). In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest. An insurance contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.

Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 2.48% for 2010 and 3.15% for 2009 and the average crediting rate was 3.06% and 3.39% at December 31, 2010 and December 31, 2009, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such  event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The synthetic GIC's do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.

e)   Participant Loans

Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.

f)   Payment of Benefits

Benefits are recorded when paid.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

g)   Use of  Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements.  Actual results could differ from these estimates and assumptions.

h)   Reclassifications

Certain reclassifications were made to the prior year's amounts to conform with the classifications of such amounts for the most recent year.

i)    New Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, which provides amendments and requires new disclosures relating to ASC Topic 820, “Fair Value Measurements and Disclosures,” and also conforming amendments to guidance relating to ASC Topic 715, “Compensation - Retirement Benefits.” The Plan adopted this guidance on December 31, 2010, except for the disclosure requirement regarding purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which the Plan adopted on January 1, 2011. This guidance is limited to the form and content of disclosures, and the portion thereof that has been adopted did not have an impact on the Plan's financial statements.  The Plan does not anticipate that the full adoption of this guidance will have an impact on the Plan's financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans," which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants.  The Plan has adopted this guidance for the year ended December 31, 2010, and for all periods presented, and the adoption did not have an impact on the Plan's financial statements.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

3.    Investments

All of the Plan's investments are included in the Master Trust and are held by the Trustee.

The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.

Balanced Fund - consisting primarily of common/collective trusts which invest in a mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.

Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.

International Stock Fund - consisting primarily of stocks of companies not based in the United States.

Macy's Stock Fund - consisting primarily of the Company's registered common stock.

             Target Retirement Date Funds - consisting primarily of Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.

             Self-Direct Brokerage - consisting primarily of mutual funds.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” established a framework for measuring fair value and expanded disclosures about fair value measurements.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

Macy's, Inc. common stock is reported at fair value as determined by quoted market prices on an active market. The fair value of money market funds and pooled funds represent the net asset value of shares or underlying assets of the investment as a practical expedient to estimate fair value.  Insurance contracts have been put in place to cover various underlying fixed income instruments, primarily U.S. treasury bonds, other government bonds, mortgage-backed securities, asset-backed securities and corporate bonds.  The insurance contracts themselves are valued by totaling the values of all of the underlying securities plus the fair value of the wrap contracts.  The fair value of the underlying assets is based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of the wrap contracts is determined using the market approach discounting methodology that incorporates the difference between current market level rates for the contract level wrap fees and the wrap fees being charged for the synthetic GIC.  The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year-end, where appropriate.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair values of investments for the Master Trust at December 31, 2010 and 2009:

	2010	2009
	(in thousands)

Money market funds............................................	$ 11,488	$ 21,013
Macy's, Inc. common stock..................................	435,543	316,920
Pooled funds.......................................................	1,366,156	1,186,160
Insurance contracts...............................................	899,284	903,439
Total investments at fair value.............................	2,712,471	2,427,532

Adjustment from fair value to contract value for fully benefit-responsive investment contracts .............	(36,398)	(15,293)

Total investments.................................	$ 2,676,073	$2,412,239

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

Net appreciation in the fair value of investments in the Master Trust for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
	(in thousands)

Macy's, Inc. common stock..... Pooled funds.......	$155,492 183,412	$ 125,700 251,372
Net appreciation in the fair value of investments.......	$338,904	$ 377,072

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009, and their level within the fair value hierarchy, are as follows:

                                                                                                                 December 31, 2010

                                                                                                            Fair Value Measurements

Quoted Prices in Active Markets for Identical Assets

Significant Observable Inputs

Significant Unobservable Inputs

Total

(Level 1)

(Level 2)

(Level 3)

		(in thousands)
Money market funds...............................	$ 11,488	$ -	$ 11,488	$ -
Macy's, Inc. common stock....................	435,543	435,543	-	-
Pooled funds.........................................	1,366,156	-	1,366,156	-
Insurance contracts................................	899,284	-	899,284	-
	$2,712,471	$ 435,543	$2,276,928	$ -

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

                                                                                                               December 31, 2009

                                                                                                             Fair Value Measurements

Quoted Prices in Active Markets for Identical Assets

Significant Observable Inputs

Significant Unobservable Inputs

Total

(Level 1)

(Level 2)

(Level 3)

		(in thousands)
Money market funds...............................	$ 21,013	$ -	$ 21,013	$ -
Macy's, Inc. common stock....................	316,920	316,920	-	-
Pooled funds.........................................	1,186,160	-	1,186,160	-
Insurance contracts................................	903,439	-	903,439	-
	$2,427,532	$ 316,920	$2,110,612	$ -

4.  Related Parties

     Certain Master Trust investments are shares of the JPM Prime MM Fund and the JP Morgan Domestic Liquidity Fund totaling $11,488,000 and $21,013,000 at December 31, 2010 and December 31, 2009, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     In addition, the Plan paid the Trustee approximately $330,462 and $442,611 in administrative expenses, principally Trustee fees, in 2010 and 2009, respectively. In addition to expenses incurred by third party service providers, administrative expenses include an allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan. Macy's allocated approximately $914,000 and $926,000 in administrative expenses to the Plan in 2010 and 2009, respectively.

        The Plan holds shares of the common stock of Macy's, Inc., the Plan administrator. Macy's, Inc. common stock held by the Plan was 16% and 13% of the Plan's total investments at December 31, 2010 and December 31, 2009, respectively.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

5.  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

	2010	2009
	(in thousands)
Net assets available for benefits per the financial statements................	$2,746,573	$2,480,312

Adjustment from contract value to fair value for fully benefit-responsive investment contracts.........	36,398	15,293

Net assets available for benefits per Form 5500......	$2,782,971	$2,495,605

The following is a reconciliation of investment income per the financial statements to Form 5500 for the fiscal years ended December 31, 2010 and 2009:

	2010	2009
	(in thousands)
Investment income per the financial statements......	$ 373,561	$ 415,382

Adjustment from contact value to fair value for fully benefit-responsive investment contracts:
End of year ..................	36,398	15,293
Beginning of year ..............	(15,293)	27,047

Interest on participant loans................	2,649	2,987

Investment income per Form 5500...........	$ 397,315	$ 460,709

  Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

6.   Plan Amendments and Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

7.   Federal Income Taxes

The Plan obtained a favorable determination letter on July 14, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  Subsequent to December 31, 2010, the Plan obtained an updated favorable determination letter dated May 18, 2011 from the Internal Revenue Service.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

8.   Administrative Expenses

The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers, allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan.

MACY'S, INC.

 401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2010 and 2009

  9.   Legal Proceedings

On October 3, 2007, Ebrahim Shanehchian, an alleged participant in the Plan, filed a lawsuit in the United States District Court for the Southern District of Ohio on behalf of persons who participated in the Plan and the May Plan between February 27, 2005 and the present. The lawsuit has been conditionally certified as a class action. The complaint alleges that the Company, as well as members of the Company's board of directors and certain members of senior management, breached various fiduciary duties owed under the ERISA to participants in the Plan and the May Plan, by making false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May Department Stores Company operations, resulting in supposed "artificial inflation" of the Company's stock price and “imprudent investment” by the Plan and the May Plan in Macy’s stock. The plaintiff seeks an unspecified amount of compensatory damages and costs. The Company believes the lawsuit is without merit and intends to contest it vigorously.

The Plan is also involved in various proceedings that are incidental to the operations of the Plan.  As of the date of this report, the Plan administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

   MACY'S, INC.  401(k) RETIREMENT INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost **	Current Value

*	Participant loans	Participants loans, varying maturities with interest rates ranging from 4.25% to 9.25%	$ -	$59,376,000

*    Represents a party-in-interest to the Plan
**  Historical cost is disclosed only for nonparticipant-directed investments.